Mail Stop 3561

July 19, 2007

Mr. Eric R. Hohl
Chief Financial Officer
Ashworth, Inc.
2765 Loker Avenue West
Carlsbad, CA 92010

       Re: **Ashworth, Inc.**
              Form 10-K for Fiscal Year Ended October 31, 2006, as amended
              Filed January 16, 2007 and February 28, 2007
              Forms 10-Q for Fiscal Quarters Ended January 31, 2007
              and April 30, 2007, as amended
              Filed March 12, 2007, June 18, 2007 and June 19, 2007
              File No. 1-14547

Dear Mr. Hohl:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   In future filings, where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, your discussion of revenues from your domestic green grass and off-course specialty distribution channel attribute the year-over-year decrease to your reduction of the amount of off-price sales, increased competitive pressure and a continued softness in the golf market. Please quantify the extent to which the changes are attributable to the various contributing factors. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Controls and Procedures, page 35

3. Management's Remediation Effort, page 36

Remediation of Controls over Inventory Costing, page 36

2.   We note that an adjustment of $1,017,000 was made to ending inventory and to income from operations during the fourth quarter ended October 31, 2006 as a result of improper capitalization of certain product completion costs incurred immediately prior to inventory shipment. Please tell us whether the financial statement impact of the improper capitalization of certain product completion costs was material to any of the fiscal quarters for the fiscal years ended October 31, 2006 and 2005. In your response, support the basis for your conclusion that you were not required to file an Item 4.02 Form 8-K as a result of this error correction.

Exhibit 31.1 and 31.2

3.   We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

Form 10-Q for the Quarterly Period Ended April 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

4.   We note your discussion of capital resources and liquidity appears to repeat many
        of the same disclosures included in your Form 10-K for the year ended October
        31, 2006. Specifically, your discussion of your term note, credit facility and
        leases appear to be carried forward in each periodic report you file. Although
        your discussion should cover the items that are addressed in year-end disclosures,
        they need not be duplicative. In future filings, please revise your capital
        resources and liquidity discussion to provide information about new trends or
        demands, commitments, events and uncertainties as well as an update of material
        changes related to previously identified trends, demands, events, commitments or
        uncertainties. You may presume that users of the interim statements have read
        the MD&A for the preceding year and therefore, not repeat previously provided
        disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief